Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

August 9, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Priscilla Dao
Jeff Kauten
Laura Veator
Stephen Krikorian

Re:	Informatica Inc.
Draft Registration Statement on Form S-1
Submitted June 24, 2021
CIK No. 0001868778

Ladies and Gentlemen:

On behalf of our client, Informatica Inc. (“INFA” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 21, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on June 24, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 1”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Draft Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on June 24, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on June 24, 2021), all page references herein correspond to the page of Draft Amendment No. 1.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 9, 2021

Draft Registration Summary on Form S-1

1.	Please identify the stockholders that will hold more than a majority of the voting power and quantify the percentage of the voting power held by these stockholders.

In response to the Staff’s comment, the Company has revised its disclosure on the cover of Draft Amendment No. 1 to identify the stockholders that will hold more than a majority of the voting power and to quantify the percentage of the voting power held by these stockholders.

Prospectus Summary

Overview, page 2

2.

You state that your customers include “9 of the Fortune 10, 85 of the Fortune 100, and 894 of the Global 2000.” Please disclose the percentage of revenue earned from these customers and whether these customers are representative of your overall customer base or together represent a material portion of your revenues. Also, define your reference to active customers.

In response to the Staff’s comment, the Company’s has revised its disclosure on page 2 of Draft Amendment No. 1.

Our Sponsors, page 9

3.	Please briefly describe the Sponsors’ right to designate members of your board of directors.

The Company respectfully advises the Staff that the Company is continuing to consider its public company governance structure that will be put into place in connection with its IPO. As a result, the Company will describe the Sponsors’ right to designate members of the Company’s board of directors in a subsequent submission.

Risk Factors, page 20

4.

Please add a risk factor that addresses the risk that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of the Class A common stock.

In response to the Staff’s comment, the Company has added a risk factor on page 66 of Draft Amendment No. 1 that addresses the risk that our dual-class structure may render our shares ineligible for inclusion in certain stock market indices.

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Securities and Exchange Commission

August 9, 2021

We may not be able to successfully manage…, page 24

5.

We note your disclosure in this risk factor of the importance of certain third-party facilities and public cloud providers to host your services, systems, and data. Please disclose the material terms of your agreements with these facilities and providers, including the term and any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Draft Amendment No. 1 to include the material terms of the Company’s public cloud providers. The Company further advises the Staff that the Company currently utilizes Amazon Web Services, Microsoft Azure and Google Cloud for its hosting services, and the Company believes that it could transition among these cloud infrastructure providers or to alternative providers on commercially reasonable terms, if needed.

A portion of our revenue…, page 53

6.	Please disclose the percentage of your revenues that is generated by sales to government entities for the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Draft Amendment No. 1 to disclose the percentage of revenues generated by sales to government entities for the periods presented.

We may not be able to generate sufficient cash…, page 59

7.	Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Draft Amendment No. 1 to quantify its debt service requirements and disclose the percentage of its cash provided by operating activities, excluding interest payments, that must be dedicated to debt service.

Use of Proceeds, page 74

8.	Please set forth the interest rate and maturity of the indebtedness to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has added the interest rate and maturity of the indebtedness to be repaid on page 75 of Draft Amendment No. 1.

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August 9, 2021

Unaudited Pro Forma Financial Information, page 82

9.

Your disclosure on page 74 indicates that you intend to use the proceeds from this offering to repay outstanding indebtedness under your credit facilities and we note that you have reflected the repayment in your Capitalization Table on page 77. Tell us how you considered giving effect to the repayment of this debt in your pro forma financial statements, including the impact of any prepayment penalties or premiums on your statement of operations. Refer to Rule 11-01(a)(8) of Regulation S-X. Please also clarify your disclosure to indicate whether repayment of the debt is contractually required as a result of the reorganization or the offering, or if it is discretionary.

The Company has revised the disclosure on page 83 of Draft Amendment No. 1 to give effect to any repayment under its outstanding credit facilities in its unaudited pro forma financial statements, including the impact of any prepayment penalties or premiums. The Company supplementally advises the Staff that, as disclosed on page F-35 of Draft Amendment No. 1, in the event the Company repays debt at the time of the IPO or shortly thereafter, the Company will incur a prepayment penalty of 2% for any amounts repaid on its Second Lien Term Facility. The Company further advises the Staff that repayment of the debt is discretionary in connection with the reorganization and the offering.

10.

Your disclosures on pages 113 and F-42 indicate that $30.2 million of compensation expense is expected to be realized on the achievement of an initial public offering. Tell us how you considered including this expense in your pro forma statement of operations

The Company acknowledges the Staff’s comment and will add the effect of realizing the stock-based compensation cost on the achievement of an IPO as a part of “Initial Public Offering adjustment” in our pro forma statement of operations in a future amendment to Draft Amendment No. 1.

11.	Please ensure you include a reconciliation of the weighted-average shares used in computing net loss per share to the weighted average-shares used in computing pro forma net loss per share.

The Company acknowledges that it will disclose any adjustments and a reconciliation of weighted-average shares used in computing net loss per share to the weighted-average shares used in computing pro forma net loss per share in a future amendment to Draft Amendment No. 1 and has revised the disclosure on page 83 of Draft Amendment No. 1 to disclose the planned change in the Company’s equity structure.

Subscription Annual Recurring Revenue, page 89

12.

You disclose that Subscription ARR represents the portion of ARR only attributable to your subscription contracts, and your disclosure on page 92 indicates that subscription revenue consists of subscription cloud services, subscription-based on-premise licenses, and related support services. As such, it appears that the difference between ARR and Subscription ARR consists of maintenance revenue on your perpetual licenses. You further state that you believe Subscription ARR is a helpful metric for understanding your business since it mitigates

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

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August 9, 2021

fluctuations in your business due to seasonality, contract term, and the mix of on-premise term-based subscription license versus ratable cloud subscription. Please further clarify this statement and how the exclusion of maintenance contracts mitigates these fluctuations.

The Company respectfully confirms that the difference between ARR and Subscription ARR consists solely of maintenance on perpetual licenses. The Company advises the Staff that showing a subset of ARR for its subscription business provides a useful metric for investors to evaluate the adoption of its subscription products, which is one of the key factors affecting the Company’s performance. As disclosed on page 93 of Draft Amendment No. 1, the Company expects revenue from the sale of its perpetual licenses to be less than 5% of total revenues going forward and as a result, the Company expects its maintenance revenue to similarly decrease gradually over time. Given the Company’s focus on its subscription business model, the Company believes that Subscription ARR is a helpful metric to better understand the period-to-period performance and overall size and scale of the Company’s subscription business, which is the focus of the Company’s business on a go-forward basis.

The Company further advises the Staff that while ARR generally mitigates fluctuations in the Company’s business due to seasonality, contract term, and the mix of on-premise term-based subscription license versus ratable cloud subscription, the Company has revised the disclosure on pages 90 and 91 of Draft Amendment No. 1 to instead specifically disclose the benefits to investors of presenting Subscription ARR cited in the preceding paragraph.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 91

13.

Please revise your Non-GAAP reconciliation to Adjusted EBITDA to use Net Loss instead of Operating Loss. Net Loss amount is considered the comparable GAAP measure to Adjusted EBITDA. We refer you to Question 103.02 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised its Non-GAAP reconciliation to Adjusted EBITDA on page 92 of Draft Amendment No. 1 to use Net Loss instead of Operating Loss.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 106

14.	Please file any material credit agreements that will remain in place following the offering as exhibits to your registration statement.

The Company respectfully advises the Staff that the Company is continuing to review and identify any material credit agreements that will remain in place following the IPO and will file any such agreements as exhibits to the Company’s registration statement in a subsequent submission to the extent such agreements will remain in place following the offering.

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August 9, 2021

Customer Support and Success, page 135

15.

You state that your Customer Satisfaction score at the end of 2020 was 4.7/5.0, with approximately 78% of customers rating the Company 5/5. Please clarify the method by which you collect customer ratings and disclose any underlying assumptions and limitations on how the score is calculated or used.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Draft Amendment No. 1 to provide the methodology used to collect the customer ratings and any underlying assumptions and limitations thereto.

Compensation Discussion and Analysis, page 151

16.	Please disclose compensation information for the three most highly compensated executive officers other than the PEO and PFO. Please refer to Item 402(a)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that the Company’s board of directors has determined that it has five “executive officers” as set forth in Rule 405 of the Securities Act of 1933, as amended, and has identified those executive officers on page 144 of Draft Amendment No. 1 (for purposes of disclosure under Item 401(b) of Regulation S-K). The Company further advises the Staff that Mr. Schweitzer joined the Company in March 2021 and as such, in accordance with Item 402(a)(3)(iii) of Regulation S-K, the Company only has two other “executive officers” other than the PEO and PFO, who were serving as “executive officers” at the end of the prior fiscal year.

Certain Relationships and Related Party Transactions, page 181

17.	Please disclose the separation agreements with former executives that are described as related party transactions on page F-53. Refer to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure regarding the separation agreements with former executives on page 183 of Amendment No. 1.

18.	Please add a discussion of the director nomination agreement and file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that the Company is continuing to consider its public company governance structure that will be put into place in connection with its IPO. As a result, the Company will describe any director nomination agreement in a subsequent submission and file any such agreement as an exhibit to the Company’s registration agreement in such subsequent submission.

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Exclusive Forum, page 191

19.

Your disclosure that the federal district courts of the United States will be the exclusive forum for claims under the Securities Act is inconsistent with your disclosure in the risk factors section which states that stockholders may bring such claims in state or federal court. Please revise or advise.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 67 of Draft Amendment No. 1 to state that the federal district courts of the United States will be the exclusive forum for claims under the Securities Act.

Underwriting, page 200

20.	Please disclose the exceptions to the lock-up agreements with your officers, directors, and principal stockholders.

The Company respectfully advises the Staff that the Company is continuing to work with the underwriters to finalize the lock-up agreements that will be entered into with the underwriters in connection with the Company’s IPO. As a result, the Company will disclose the exceptions to the lock-up agreements in a subsequent submission once the lock-up agreement has been finalized.

Audited Consolidated Financial Statements of Ithacalux Topco S.C.A.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

21.

Please further clarify the nature of the software product upgrades and maintenance releases provided to customers in connection with your on-premise subscription license support and how you determined that they are distinct from the on-premise subscription license. Clarify if the updates modify the functionality of the software, or provide any security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. Refer to ASC 606-10-25-21.

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 9, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that subscription support on the Company’s on-premise software subscriptions provides customers with the ability to receive updates and upgrades, bug fixes, and technical support. Updates and upgrades provided to customers are primarily intended to correct faults, improve the performance of the software, and provide additional enhancements to the functionality of the software. The Company does not sell on-premise subscription licenses separately from the related subscription support contract.

In connection with its implementation of ASC 606, the Company further advises the Staff that it evaluated whether the self-managed data management software products (“data management software”) and support services constitute distinct performance obligations under ASC 606-10-25-19 through 25-21. First, the Company evaluated the guidance in ASC 606-10-25-19(a) and 25-20 and whether the customer can benefit from the data management software either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct). The data management software features include data quality solutions, master data management solutions, metadata management solutions, and data integration tools. These specific functionalities and capabilities are built into the software, do not diminish in a short period of time, and do not require frequent, critical updates during the contractual period to maintain full functionality. Therefore, the customer can benefit from the data management software on its own without significant degradation of its functionality. This is further evidenced by the fact approximately 40% of subscription customers do not download and install the latest updates and upgrades offered under support within a year of availability. Based on this evaluation, the Company concluded that the software is capable of being distinct from the support services, and the customer substantially benefits from the features and functionality of the software even without the support services.

The Company further evaluated the guidance in ASC 606-10-25-21 to determine whether the data management software is distinct in the context of the contract from the support services through an evaluation of the specific functionalities and capabilities of the software. The Company’s software provides a broad set of data management functionality to be deployed as a self-managed service in our customers’ cloud or on-premise environments.

The Company evaluated ASC 606-10-25-21, which states the following: “In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a. The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

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b. One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c. The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

The Company determined 606-10-25-21(a) and (b) are not met as the Company does not provide a significant service of integrating the software and support services into a combined unit, and the support services do not modify or customize the software.

The Company further evaluated 606-10-25-21(c) to determine whether the data management software and support services are highly interdependent or highly interrelated, as follows:

- The data management software features include data quality solutions, master data management solutions, metadata management solutions, and data integration tools. These specific functionalities and capabilities are built into the software, do not diminish in a short period of time and do not require frequent, critical updates during the contractual period to maintain full functionality.

Customers with support services have access to download and install the latest upgrades and updates, which are made available for download at the customer’s convenience. These upgrades and updates are normally released every 18 to 24 months and generally consist of incremental features and functionalities to the existing data management software. Approximately 40% of customers do not download and install the latest upgrades and updates within a year of availability and this does not affect the customers’ ability to use and benefit from the data management software. Customers with support services also have access to download and install bug fixes, which are normally released every 3 to 6 months.

- Although on-premise subscription licenses to the data management software are not sold without accompanying subscription support, on-premise subscription licenses are equivalent (i.e. use the same source code) to on-premise software sold on a perpetual basis, for which related support services, apart from the initial upfront non-recurring perpetual license sale, are always sold and renewed separately.

The Company also considered Example 11A, Case A in ASC 606-10-55-141 through 144 which is most closely analogous to the Company’s subscription arrangements. The example illustrates a contract where a software developer transfers a license to its software and provides unspecified software updates and technical support (in addition to installation services that do not significantly modify the software) whereby the software remains functional without the updates and technical support. The entity assesses the goods and services promised to the customer to determine which goods and services are distinct in accordance with paragraph 606-10-25-19. The entity observes that the software is delivered before the

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other goods and services and remains functional without the updates and the technical support. The customer can benefit from the updates together with the software license transferred at the outset of the contract. Thus, the entity concludes that the customer can benefit from each of the goods and services either on their own or together with the other goods and services that are readily available and the criterion in paragraph 606-10-25-19(a) is met. In the same example, the entity also considers the principle and the factors in paragraph 606-10-25-21 and determines that the promise to transfer each good and service to the customer is separately identifiable from each of the other promises (thus, the criterion in paragraph 606-10-25-19(b) is met). In reaching this determination the entity considers the software updates do not significantly affect the customer’s ability to use and benefit from the software license because the software updates in this contract are not necessary to ensure that the software maintains a high level of utility to the customer during the license period. The entity further observes that none of the promised goods or services significantly modify or customize one another. Lastly, the entity concludes that the software and the services do not significantly affect each other and, therefore, are not highly interdependent or highly interrelated because the entity would be able to fulfill its promise to transfer the initial software license independent from its promise to subsequently provide the software updates, or technical support.

Similarly, the support upgrades and updates in the Company’s contract are not necessary to ensure that the data management software without any support services maintain a high level of utility to the customer during the contract period, nor do they significantly modify or customize the software or create a high level of interdependency with the software. This is evidenced by the infrequency of the Company’s release of major upgrades and updates (every 18 to 24 months) and many customers not using the most recent/updated version of the software, as evidenced by only approximately 60% of our on-premise subscription customers installing the latest upgrade with one year of availability.

The Company has expanded the disclosure on page F-14 of Draft Amendment No. 1 to clarify that the Company’s subscription software licenses have significant standalone functionalities and capabilities and, accordingly, these subscription software licenses are distinct from the support services as the customer can benefit from the software without the services and the services are separately identifiable within the contract.

22.

Please further clarify the nature of the software updates provided to customers in connection with your maintenance contracts and how you determined that they are distinct from the perpetual license. Clarify if the updates modify the functionality of the software, or provide any security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. Refer to ASC 606-10-25-21.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that maintenance on the Company’s perpetual licenses provides customers with the ability to receive updates and upgrades, bug fixes, and technical support. The Company’s on-premise software sold on a perpetual basis is the same software (i.e. use the same source code) sold on a subscription basis. Updates and upgrades provided to customers are primarily intended to correct faults, improve the performance of the software, and provide additional enhancements to the functionality of the perpetual license software. Perpetual licenses are generally sold together with a bundled initial one year support contract, and thereafter, the support contract can be renewed at the option of the customer.

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The Company advises the Staff that it evaluated whether support services sold under perpetual license arrangements constitute distinct performance obligations under ASC 606-10-25-19 through 25-21. Based on this evaluation, the Company concluded that the perpetual license data management software is both capable of being distinct and distinct in the context of the contract from the support services, and as such should be accounted for as a separate performance obligation. The data management software is not highly interdependent or interrelated with the support services, which are sold separately in all subsequent renewal periods, and the customer substantially benefits from the features and functionality of the software even without the support services. Furthermore, customers are able to obtain the intended utility of software sold on a perpetual basis without significant degradation in functionality of such software without purchasing maintenance and support services, and are able to discontinue maintenance on the software at the customers’ discretion at the time of renewal. This is evidenced by customers that have perpetual licenses to the software but do not download and install the latest updates. Minor updates and bug fixes are released approximately every 3 to 6 months and upgrades and updates are released approximately every 18 to 24 months historically. Approximately 50% of customers upgrade within 1 year of availability. Further, software upgrades and maintenance releases provided as part of maintenance do not provide security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software purchased.

The Company has expanded the disclosure on page F-15 of Draft Amendment No. 1 to clarify that the Company’s perpetual software licenses have significant standalone functionalities and capabilities and, accordingly, these perpetual software licenses are distinct from the support services as the customer can benefit from the software without the services and the services are separately identifiable within the contract.

23.

Clarify why on-premise subscription support is included with software revenue while the maintenance associated with your perpetual licenses is included with maintenance and professional Services revenue in your statement of operations.

The Company respectfully advises the Staff that it includes on-premise subscription support as a component of software revenue consistent with how investors assess the current operating performance and future trajectory of our business, including the Company’s success in growing its recurring revenue base, as well as assisting investors in comparing the Company’s operating performance to competitors and other software and software-as-a-service (SaaS) industry peers.

Subscription-based on-premise software and related support are never sold separately and the related revenues are viewed by management and investors on a combined basis as recurring revenue. Investors look to the fact that when a subscription license renews with its inseparable support contract, the renewal billing and the resultant cash flow is combined together into a unified annual contract value. We use this combined contract value to compute the subscription ARR amount which is a very important metric for investors who want to assess recurring versus non-recurring revenue streams. By comparison, apart from the initial upfront non-recurring perpetual license sale, maintenance support on perpetual license is always sold and renewed separately.

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In 2018, 44% of our Software Revenue was from non-recurring perpetual license revenue and in 2020, 10% of Software Revenue was from non-recurring perpetual license revenue. The Company believes that combining the on-premise subscription support with its non-separable subscription license in Software Revenue is beneficial to investors because it shows the mix of non-recurring versus recurring Software Revenue over time.

The Company further advises the Staff that it has provided a further disaggregation of its revenue into those components separately recognized at the point in time versus over time in Note 10 Disaggregation of Revenue and Costs to Obtain a Contract on page F-37. The Company believes these disaggregated revenue disclosures provide additional detail of the nature, amount, timing of its revenue and cash flows which are helpful to investors in understanding its operations. Furthermore, management believes investors benefit from the presentation of the combined subscription revenue total in the Company’s statement of operations because they can compare this revenue stream to Subscription ARR to better understand the Company’s business model, components of its recurring revenue and trends of recurring versus non-recurring revenue.

Unbilled Receivables, page F-16

24.

Please further clarify the nature of your unbilled receivables and the revenue arrangements to which they relate. In this regard, your disclosures appear to indicate that all of your revenue is billed in advance, except for consulting services, which is billed in advance or monthly as services are rendered. Clarify if your unbilled receivables relate primarily to the professional services revenue disclosed on page F-36, and the period over which you expect to bill. Please also clarify the period of time over which your consulting services are completed.

The Company respectfully advises the Staff that unbilled receivables are primarily generated by the timing of billing of our on-premise subscription licenses and the period over which the Company expects to bill. Specifically, the Company frequently enters into multi-year subscription arrangements providing a license to our on-premise software and related support over a period ranging from two to three years, with the total fee invoiced in annual installments at the beginning of each year. In the case revenue attributable to the on-premise subscription software license is recognized up-front upon the later of when the license is made available or when the contractual term commences, the total cumulative revenue recognized under the arrangement may exceed the cumulative annual billings, resulting in the recording of the unbilled receivable.

Consulting services are generally completed within one year of the purchase by the customer.

The Company further advises the Staff that it has revised the disclosure on pages F-14 and F-16 of Draft Amendment No. 1 related to on-premise subscription license revenue and unbilled receivables.

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Note 9, Borrowings, page F-32

25.

Please clarify if you accounted for your February 2020 and July 2020 financing transactions as extinguishments or modifications and how your accounting complies with ASC-470-50-40. As part of your response, clarify the guidance you are relying on in accounting for the debt issuance costs and original issues discounts associated with both the original debt and the new debt.

The Company respectfully advise the Staff that in connection with the February 2020 financing transaction, the Company considered ASC 470-50-40, Modifications and Extinguishments [Debt], in order to determine if the amended terms of the 2018 Term Loan Facilities were considered substantially different (thus requiring extinguishment accounting) after the modification by determining whether the present value of cash flows under the amended terms differed by at least 10% from the present value of the remaining cash flows under the terms of the original debt instrument (commonly referred to as the “10% cash flow test”). The 10% cash flow test was performed on an individual lender level for existing and new lenders in the loan syndicate.

The Company believes that performing the 10% cash flow test separately on the First Lien Dollar Term Facility and First Lien Euro Term Facility was appropriate, as the financing transaction separately affected each Term Loan. Each loan represents a standalone instrument and can be modified or repaid on its own by the lender or borrower through subsequent modification, if any. The Company considered the above guidance as it relates to the increases of principal amounts under the First Lien Dollar and Euro Facilities for the purpose of 10% cash flow test along with the repayment of the old loans and the exercise of the prepayment option. As a result of this test, each lender who was present in the syndication before and after the refinancing passed the 10% cash flow test (i.e. had a change in cash flow of less than 10%) and, accordingly, the transaction was treated as a debt modification. The Company also notes that there were some new lenders that participated in the loan syndication and there were some existing lenders that didn’t participate in the new loan syndication. Accordingly, the Company applied appropriate guidance for new loans and any debt extinguishment respectively for these types of lenders (i.e. not considered for the 10% test).

The Company then considered the accounting treatment for the debt issuance costs and original debt discounts. Any original debt issuance costs and original debt discount related to the debt extinguishments were expensed and recorded as loss on debt refinancing. Newly incurred debt issuance costs related to the debt modification were also included in loss on debt refinancing, and any new debt discounts related to the debt modification were reflected as additional debt discount and amortized over the remaining term of the amended term loans. Any new debt issuance costs and new debt discounts related to new debt were capitalized to be amortized over the remaining loan term. As a result, the Company recorded $36.1 million of loss on debt refinancing in the Statement of Operations and $37.8 million of the original and new issuance costs and debt discounts were capitalized to be amortized over the respective maturities of the First Lien Dollar Term Facility and First Lien Euro Term Facility.

For the July 2020 financing transaction, the Company applied the same guidance as above to determine the accounting for raising additional funds from the existing lenders in the syndicate under a Second Lien Dollar Term Loan Facility. The Company performed the 10% cash flow test on a lender by

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Securities and Exchange Commission

August 9, 2021

lender basis before and after this transaction for the purpose of assessing the gross cash inflows and outflows, including the prepayment option. Each lender passed the 10% cash flow test (i.e. had a change in cash flows of less than 10%), and accordingly, the transaction was treated as a debt modification. Then the Company assessed the appropriate treatment for the existing and new debt issuance costs and debt discount. Any new debt issuance costs related to the debt modification were expensed and recorded as loss on debt refinancing, and any new debt discounts related to the debt modification were reflected as additional debt discount and amortized over the remaining loan term. As a result, the Company recorded $1.3 million of loss on debt refinancing in the Statement of Operations and $7.6 million of the original and new costs and debt discounts were capitalized to be amortized over the maturity of the Second Lien Dollar Term Loan Facility.

Note 10. Disaggregation of Revenue and Costs to Obtain a Contract, page F-36

26.

Please separately disclose revenue from your country of domicile and any individual foreign country that is material. Refer to ASC 280-10-50-41. Please also clarify if revenues are attributed to countries based on location of customer or some other basis.

In response to the Staff’s comment, the Company has revised its disclosure on page F-37 of Draft Amendment No. 1 to disclose its revenue from customers from the Company’s country of domicile (the United States) and from customers in all other countries in total. The Company advises the Staff that no foreign countries in which its customers are located represented 10% or more of the Company’s revenue for each of the past three fiscal years.

Note 14. Stockholders Equity and Deferred Compensation

Equity Incentive Plan, page F-42

27.	Please include the fair value of your common stock used in the determination of the fair value of your options with the assumptions that you disclose for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 of Draft Amendment No. 1 to include the fair value of its shareholder interest used in the determination of its options for each period presented.

28.

When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 9, 2021

The Company respectfully advises the Staff that when the Company’s preliminary IPO price is known, the Company will provide the Staff with the information as requested above.

29.

You disclose that as a result of the negotiated purchases, you recognized a $9.9 million and $7.5 million reduction in additional paid in capital for settlement of certain vested stock options during the years ended December 31, 2019 and 2020, respectively. However, the amounts reflected in your Statement of Stockholders Equity on page F-10 appear to indicate that you recognized $10.6 million and $11.7 million as additional paid in capital related to these transactions. Please reconcile these amounts and clarify your disclosures.

The Company respectfully advises the Staff that, during the year ended December 31, 2019, the Company entered into an agreement to settle certain vested options for a former executive and made a cash payment of $0.7 million. A total of $10.6 million, which included a $0.7 million cash payment along with $9.9 million for the tender offer in 2019, was reflected in the Statement of Stockholders Equity.

During the year ended December 31, 2020, the Company recorded as a return of capital contribution of $4.2 million. A total of $11.7 million, $4.2 million return of capital along with $7.5 million for the negotiated purchases in 2020, was reflected in the Statement of Stockholders Equity. The Company has revised the disclosure on page F-46 accordingly.

Deferred Compensation, page F-45

30.

You disclose that the payment of a distribution equivalent rights bonus (DERB) does not qualify to be accounted for as stock compensation per ASC 718 because the amount earned by employees is not based, at least in part, on the value of the Company’s equity instruments and the DERB is required to be settled in cash. However, your disclosure appears to indicate that for eligible options that vest based on performance criteria, the DERB is not settled in cash but instead the exercise price was reduced by $0.13. Please clarify how you considered whether this represents a modification of these options and how you are recognizing the compensation expense relating to this modification.

The Company respectfully advises the Staff that for those eligible options that vest based on performance criteria, the reduction in the exercise price by $0.13 was accounted for as an option modification pursuant to ASC 718. As a result of the modification of the Company’s CAGR options, the Company recognized an incremental $8.6 million of stock-based compensation cost during the year ended December 31, 2019. Further, the Company had certain MOIC options outstanding that were modified in connection with this program which the Company accounted for as Type 4 modification (improbable-to-improbable) in accordance with ASC 718-20-55. As such, no incremental stock-based compensation costs related to MOIC options were recorded at the time of this modification.

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 9, 2021

General

31.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

*****

Confidential Treatment Requested by Informatica Inc. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 9, 2021

Please direct any questions regarding the Company’s responses or Draft Amendment No. 1 to me at (650) 714-8525 or sbernard@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Steven V. Bernard
Steven V. Bernard

cc:	Amit Walia, Informatica Inc.

Eric Brown, Informatica Inc.

Bradford Lewis, Informatica Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Michael A. Moesel, Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Fenwick & West LLP

Michael A. Brown, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP